WOODSIDE
AUSTRALIAN ENERGY



30 September 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Methanex Australia Gas Sales and Purchase Agreement, lodged with the Australian Stock Exchange on 30 September 2003;
- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 30 September 2003;
- Power Generation World Conference presentation by Sean Rodrigues, lodged with the Australian Stock Exchange on 30 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

**WOODSIDE PETROLEUM LTD.**
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

30 September 2003

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Methanex Australia Gas Sales and Purchase Agreement**

Please find attached a News Release issued by North West Shelf Gas Pty Limited.

For investor inquiries please contact Mike Lynn, Investor Relations Manager, Woodside Energy Ltd. on:

Work: (08) 9348 4283
Mobile: 0439 691 592
E-mail: Mike.Lynn@woodside.com.au

For media inquiries, please contact Tony Johnson, Senior Adviser External Affairs, Woodside Energy Ltd. on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

ANTHONY NIARDONE
Asst. Company Secretary

# NEWS RELEASE

**NORTH WEST SHELF GAS PTY LIMITED**
ACN 063 763 342
Level 3, 123 Adelaide Terrace,
PERTH WA 6000
Telephone: (08) 9348 4270
Facsimile: (08) 9348 4412

Tuesday, 30 September 2003
9:00am (WST)

## METHANEX AUSTRALIA GAS SALE AND PURCHASE AGREEMENT

North West Shelf Gas Pty Limited advises that the amended conditional gas sale and purchase agreement between Methanex Australia Pty Ltd and the North West Shelf Venture Participants lapsed on 30 September, 2003.

The agreement lapsed following advice from the Methanex Board that it was not proceeding with its proposed methanol project on the Burrup Peninsula, near Karratha, in Western Australia.

The General Manager North West Shelf Gas, John Richards, said he was disappointed that the proposed Methanex project did not manage to satisfy all of the conditions necessary to allow the Methanex Board to proceed.

"North West Shelf Gas has provided extensive support to Methanex in its efforts to develop a methanol plant in Western Australia over the past three years," Mr Richards said.

"During that time we have committed an enormous amount of time, effort and assistance in an effort to make Methanex's project a reality in a challenging environment."

The amended gas sale agreement with Methanex was for 130 terajoules of gas a day over 16 years, starting in 2006.

The North West Shelf Venture Participants and Methanex first signed a gas sale and purchase Agreement on 20 December 2001 for the supply of 200 terajoules of gas a day over 25 years from 2005.

On 13 March 2003 Methanex announced that it had put its project on hold as the company studied an alternative design to support its long-term methanol supply to its customers in Asia Pacific from the Burrup.

The agreement was extended while Methanex assessed its project options, leading to an amended gas sale agreement being signed on 30 May 2003, valid until 30 September 2003.

Interests in the conditional gas sales agreement were owned equally by the operator, Woodside Energy Ltd. (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); Shell Development (Australia) Proprietary Limited (16.67%); and Japan Australia LNG (MIMI) Pty. Ltd. (16.67%).

**MEDIA INQUIRIES**
**Woodside Energy Ltd.**
Tony Johnson, Senior External Affairs Adviser
W: (08) 9348 5034 M: (0417) 916 638

**INVESTMENT INQUIRIES**
**Woodside Energy Ltd.**
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

30 September 2003

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Mauritania PSC-B, Block 4**
**Chinguetti-4-5**

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 30 September 2003 completion operations were underway prior to production testing in the Chinguetti-4-5 combined appraisal and early development well.

All reported times are UTC (also known as GMT).

| Participants in the Area B PSC are as follows: | **Area B (Chinguetti)** |
|---|---|
| Woodside Mauritania Pty Ltd | 35.0% (Operator) |
| AGIP Mauritania BV | 35.0% |
| Hardman Resources Ltd | 21.6% |
| Fusion Mauritania B Limited | 6.0% |
| Roc Oil (Mauritania) Company | 2.4% |

ANTHONY NIARDONE
Asst. Company Secretary

30 September 2003

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Power Generation World Conference**
**Korea**
**30 September 2003**

Woodside's LNG Marketing Adviser, Sean Rodrigues, presented to the Power Generation World Conference in Korea today. A copy of the presentation will be posted on Woodside's web site (www.woodside.com.au) at the 'Investor Information Centre' under Presentations/Speeches/Publications.

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

03 OCT 21 AM 7:21

26 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside 2003 Half-Year Report, lodged with the Australian Stock Exchange on 26 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

**WOODSIDE PETROLEUM LTD.**
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

26 September 2003

WOODSIDE
AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Woodside 2003 Half-Year Report**

Woodside Petroleum Ltd. wishes to advise that its 2003 Half Year Report is being mailed today to shareholders.

A copy of the 2003 Half Year Report is available on Woodside's website at www.woodside.com.au.

ANTHONY NIARDONE
Asst. Company Secretary